TORA TRADING SERVICES, LLC

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2015

1. Organization

Tora Trading Services, LLC (the "Company") is organized as a Delaware limited liability company and operates in the United States. The Company is a securities broker dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates as an introducing broker dealer and does not hold funds or securities for customers, and does not owe any money or securities to customers. The Company is wholly owned by Tora Trading Services Limited, a Cayman Islands company (the "Member"). The Member is a wholly owned subsidiary of Tora Holdings, Inc. (the "Parent Company" or "Tora Holdings"), a Delaware corporation. Tora Holdings is a provider of execution and trade order management systems for hedge funds, asset managers, and proprietary trading desks. The Member delegates certain services to the Company, including outsourced trading. The Company refers trades to Tora Trading Services Limited, Hong Kong, a wholly owned subsidiary of the Member, and other non-affiliated broker dealers.

2. Summary of Significant Accounting Policies

Basis of Presentation — The accompanying financial statements of the Company have been presented in conformity with accounting principles generally accepted in the United States of America ("GAAP"). The Company's results of operations and financial position could differ significantly from the financial position and results that would have been achieved if the Company was not owned by the Member and Tora Holdings.

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Service Revenue — The Company earns revenue by providing its Member services. The Company earns cost plus 5% for expenses incurred in the ordinary course of business and cost for certain other expenses such as employee bonuses and stock based compensation.

Cash and Cash Equivalents — The Company considers all demand deposits held in banks and certain highly liquid investments with maturities of 90 days or less at acquisition, other than those held for sale in the ordinary course of business, to be cash equivalents. The Company holds cash in financial institutions in excess of FDIC insured limits. The Company periodically reviews the financial condition of the institutions and assesses the credit risk.

Due from Member — The Company collects service revenue from the Member. The Company considers Due from Member to be fully collectible, and accordingly, no allowance for doubtful accounts has been provided. If amounts become uncollectible, they will be charged to operations when that determination is made.

Property and Equipment — Property and equipment are valued at cost. Depreciation is being provided by the use of the straight-line method over the estimated useful lives of the assets.

Income Taxes — As a single member limited liability company, the Company is not directly liable for income taxes. Accordingly, federal and state income taxes have not been reflected in the accompanying financial statements.

Fair Value of Financial Instruments — The carrying amounts of cash and cash equivalents, accounts payable and accrued liabilities approximate fair values because of the short-term maturities and/or liquid nature of these assets and liabilities. Unless otherwise indicated, the fair values of all reported assets and liabilities which represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Stock-Based Compensation — The Company records stock-based awards at fair value as of the grant date, and recognizes expense ratably on a straight-line basis over the requisite service period, which is generally the vesting term of the awards. The Company estimates the fair value of share-based payment awards on the grant date using the Black-Scholes-Merton option pricing model.

3. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $250,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2015, the Company's net capital was $767,245, which exceeded the minimum requirement by $517,245. The Company's ratio of aggregate indebtedness to net capital at December 31, 2015 was 0.51 to 1.

4. **Commitments**

Operating Leases — The Company leases office space under non-cancelable operating leases with various expiration dates through 2017. Future annual minimum lease payments under the Company's leases are as follows:

Year ending

2016	139,440
2017	105,290
Thereafter	-
Total minimum lease payments	$ 244,730

5. **Stock-Based Compensation**

Stock Options

Under the Tora Holdings 2010 Equity Incentive Plan ("2010 Plan"), the Parent Company grants stock options to employees of the Company. The Parent Company may grant up to 1,517,500 stock options to employees under the 2010 Plan. The Company records the related expense amounts in compensation expense. Generally, stock options granted under the plan vest 25% one year from the date of grant and the remainder vest at a rate of 2.08% per month thereafter. In 2015, all options granted by the Company were fully vested upon issuance. All options expire 10 years from the date of grant.

On August 10, 2015, Tora Holdings initiated a fifty-for-one share split and resultant price adjustment. All outstanding option holders as of this date received 49 additional options for each option outstanding on that date, regardless of vesting status. All option and related pricing information presented in these financial statements and accompanying footnotes has been retroactively adjusted to reflect the increased number of options and decrease in weighted exercise price resulting from this action.

The following table summarizes stock option activity for employees of the Company:

	Options Outstanding	Weighted Exercise Price	Weighted Average Remaining Contractual Term (in years)
Outstanding at January 1, 2015	955,950	$ 4.43	
Granted	17,100	4.55	
Exercised	-	-	
Cancelled	(152,500)	-	
Outstanding at December 31, 2015	820,550	$ 4.61	5.96
Options exercisable at December 31, 2015	779,750	$ 4.67	5.83

At December 31, 2015, all outstanding options have either vested or are expected to vest. The weighted average grant-date fair value was $1.98. At December 31, 2015, there was $63,070 of unrecognized compensation cost related to stock options which will be recognized over the remaining weighted-average vesting period of 1.71 years. In 2015, the Company recognized $186,810 of compensation costs related to stock options.

The cost of stock options is determined using the Black-Scholes option pricing model on the date of grant. The table below summarizes the weighted-average assumptions used during 2015.

Risk-free interest rate	1.6%
Expected lives (in years)	5.0
Dividend yield	-
Expected volatility	28.0%

Stock Appreciation Rights

Under the Tora Holdings 2013 Stock Appreciation Rights Plan ("2013 Plan"), Tora Holdings may grant stock appreciation rights ("SARs") to employees of the Company. SAR's vest upon the satisfaction of all of the following: the fulfillment of service conditions, performance conditions, and the occurrence of a Company transaction or event. The service condition is satisfied over four years. The performance condition is satisfied upon meeting certain objective targets. A Company transaction occurs upon a change in control or initial public offering. No SAR's were granted in 2015, and no stock based compensation was recorded in 2015 for SAR's granted in earlier years. There are no outstanding SAR's at December 31, 2015.

6. **Employee Benefit Plan**

The Company's 401(k) profit sharing plan covers all employees who are over the age of 21 and will be employed for at least 1,000 hours of service per year of eligibility. The plan provides for matching employee contributions of 100% of the elective deferral which does not exceed 5% of compensation up to the annual legal limit. Employer contributions vest immediately for employees hired before April 1, 2013 and over four years for employees hired subsequent. Employee contributions are always 100% vested. For the year ended December 31, 2015, the Company made contributions to the plan of $116,449.

7. **Subsequent Events**

The Company evaluated subsequent events through February 23, 2016, the date the financial statements were available to be issued.

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